UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended August 8, 2013

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated August 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: August 8, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS SECOND QUARTER RESULTS

Highlights

•	Generated distributable cash flow(1) of $43.0 million in the second quarter of 2013.

•	Completed acquisition of Voyageur Spirit FPSO unit from Teekay Corporation for $540 million.

•	Completed acquisition of a 50 percent interest in Cidade de Itajai FPSO unit from Teekay Corporation for $204 million.

•	First two BG Shuttle Tanker newbuildings delivered in May and June 2013.

•	Awarded contract with Statoil to convert an existing shuttle tanker to an FSO unit.

•	Liquidity of approximately $487 million as at June 30, 2013, pro forma for debt refinancing of Varg FPSO completed in July 2013.

Hamilton, Bermuda, August 8, 2013—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended June 30, 2013. During the second quarter of 2013, the Partnership generated distributable cash flow(1) of $43.0 million, compared to $54.2 million in the same period of the prior year.

On July 12, 2013, a cash distribution of $0.5253 per common unit was declared for the quarter ended June 30, 2013. The cash distribution is payable on August 9, 2013 to all unitholders of record on July 23, 2013.

“During the second and third quarters of 2013 to-date, the Partnership completed a number of acquisitions, vessel deliveries and new contracts which the Partnership expects will all contribute to Teekay Offshore’s future distributable cash flow growth,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “In May and June 2013, respectively, we completed the accretive acquisitions of the Voyageur Spirit FPSO and a 50 percent interest in the Cidade de Itajai FPSO, bringing the Partnership’s total FPSO fleet count to five units. Although issues were encountered in achieving full production on the Voyageur Spirit related to gas compression equipment, our sponsor, Teekay Corporation, will indemnify the Partnership for loss of revenues resulting from the delay in achieving final acceptance by the charterer. This indemnification will effectively be applied as reduction to the $540 million purchase price the Partnership paid to Teekay Corporation to acquire the Voyageur Spirit FPSO and will not impact the Partnership’s distributable cash flow. For the second quarter of 2013, the amount of the purchase price adjustment was approximately $12.5 million. Since April 13, 2013, the Voyageur Spirit FPSO has been operating at partial production levels and is expected to reach full capacity levels during August 2013.”

Mr. Evensen continued, “During the second quarter, the Partnership also took delivery of the first two of four BG shuttle tanker newbuildings, the Samba Spirit and Lambada Spirit, with the remaining two BG shuttle tanker newbuildings, the Bossa Nova Spirit and Sertanejo Spirit, which recently secured long-term debt financing, scheduled for delivery in September and November of 2013. In addition, in May 2013, we were awarded a contact with Statoil Petroleum AS to convert the 1995-built shuttle tanker, the Randgrid, to an FSO unit. The converted FSO unit will operate on the Gina Krog oil and gas field in the North Sea under a new three-year charter contract, plus 12 additional one-year extension options, commencing in the first quarter of 2017.”

Mr. Evensen continued, “Looking ahead, Teekay Offshore continues to bid on new FPSO projects and are currently working on three customer-funded Front-end Engineering and Design, or FEED, studies. In addition, through our relationship with Remora AS, we are also engaged in a FEED study to develop the next generation of DP HiLoad offtake units.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Summary of Recent Transactions

Voyageur Spirit FPSO Acquisition

On May 2, 2013, the Partnership completed the acquisition of the Voyageur Spirit floating production, storage and offloading (FPSO) unit from Teekay Corporation for a purchase price of $540 million. The Voyageur Spirit FPSO unit has been contracted by E.ON Ruhrgas UK E&P Limited (E.ON) to operate on the Huntington Field in the North Sea under a five-year time-charter, plus up to 10 one-year extension options. The acquisition has been financed with a new $330 million debt facility secured by the FPSO unit, a portion of the proceeds from the public offering completed in September 2012, and an equity private placement of common units to Teekay Corporation completed in May 2013.

On April 13, 2013, the Voyageur Spirit FPSO unit achieved first oil and began production. The charter contract with E.ON required the FPSO unit to achieve full production capability within a specified time period to receive final acceptance from E.ON. Due to a defective gas compressor on board the unit, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. Under the Voyageur Spirit FPSO sale and purchase agreement between Teekay Corporation and Teekay Offshore, since Teekay Offshore acquired the Voyageur Spirit, Teekay Corporation warranted that the FPSO unit would be accepted by the charterer and agreed to indemnify Teekay Offshore for loss of revenue under the charter with E.ON from the date of acquisition until final acceptance is achieved, up to a maximum of $54 million. For the period from May 2, 2013 to June 30, 2013, the indemnification effectively resulted in a reduction to the Voyageur Spirit FPSO purchase price of approximately $12.5 million.

The Partnership now expects the Voyageur Spirit FPSO to reach full production capacity in mid-August and achieve final acceptance by the end of August 2013. Teekay Corporation intends to enter into commercial negotiations with the charterer to seek compensation for the services provided by the FPSO unit to E.ON during the period prior to final acceptance since the FPSO has been operating and producing oil at partial production levels throughout the period since April 13, 2013.

Any amounts relating to the indemnification from Teekay Corporation to Teekay Offshore will be effectively treated as a reduction in the purchase price paid by Teekay Offshore. In addition, any compensation received from the charterer during the indemnification period will reduce the amount of Teekay Corporation’s indemnification to Teekay Offshore. Although the Partnership’s reported revenues will be lower as a result of any off-hire relating to the Voyageur Spirit FPSO, there is no net impact on the Partnership’s cash flows as a result of the Teekay Corporation indemnification.

Acquisition of a 50 Percent Interest in Cidade de Itajai FPSO

In June 2013, the Partnership completed the acquisition of a 50 percent interest in the Cidade de Itajai (Itajai) FPSO unit from Teekay Corporation for a purchase price of $204 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras). The remaining 50 percent interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (Odebrecht). The acquisition was financed with the assumption of 50% of the joint venture’s outstanding debt of approximately $290 million and approximately $54 million with proceeds from the equity private placement completed in April 2013.

Statoil FSO Contract

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide a floating storage and offtake (FSO) unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary. The FSO conversion project is expected to be completed for a net capital cost of approximately $220 million, including the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

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Salamander Energy FSO Contract

In May 2013, the Partnership finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (Salamander) to supply an FSO unit in Asia. The Partnership will convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of August 1, 2013.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates (iii)	Total
Shuttle Tanker Segment	29	(i)	4	2	(ii)	1	36
FPSO Segment	5	(iv)	—	—		—	5
Conventional Tanker Segment	5		—	—		—	5
FSO Segment	5		—	1	(v)	—	6

Total	44		4	3		1	52

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and two shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent. One of the 67 percent owned shuttle tankers, the Randgrid, will be converted to an FSO unit for the Statoil project after its current charter contract expires in 2015.
(ii)	Includes two shuttle tanker newbuildings expected to deliver in September 2013 and November 2013 and to commence operations under 10-year charter contracts with a subsidiary of BG Group plc in Brazil.
(iii)	Includes one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.
(iv)	Includes one FPSO unit in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Includes the Navion Clipper shuttle tanker, which is currently being converted into an FSO unit and is expected to commence operations under a 10-year charter contract in the third quarter of 2014 with Salamander Energy plc.

Other Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers

In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (the BG Shuttle Tankers), constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). The BG Shuttle Tankers will operate under ten-year, fixed-rate time-charter-out contracts, which include certain extension options and vessel purchase options exercisable by the charterer. In May 2013, the Partnership took delivery of the Samba Spirit, the first of the four shuttle tanker newbuildings, which commenced its time-charter contract with BG in late June 2013. In June 2013, the Partnership took delivery of the Lambada Spirit, the second of the four shuttle tanker newbuildings, which will commence its time-charter contract with BG in August 2013. The remaining two shuttle tanker newbuildings, which recently received financing commitments through a ten-year senior secured private placement, are scheduled to be delivered in September 2013 and November 2013, respectively.

In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petrobras in Brazil, was completed in August 2013 and the unit is expected to commence operations at its full time-charter rate in early 2014 once delivery of the DP unit to Brazil and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has the right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG Brasil to perform a FEED study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, will include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

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FPSO Units

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in the Partnership being able to acquire Teekay Corporation’s interests in such projects pursuant to the omnibus agreement.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, prior to July 9, 2014. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay Corporation to transfer ownership of this FPSO unit to the Partnership.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur mid-2014.

In November 2011, Teekay Corporation acquired from Sevan Marine ASA, a Norway-based developer of cylindrical-shaped FPSO units, the Hummingbird Spirit FPSO unit, which is currently operating under a short-term charter contract. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership the Hummingbird Spirit FPSO unit within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Teekay Corporation owns two additional FPSO units, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $9.7 million for the quarter ended June 30, 2013, compared to $20.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $47.9 million and decreasing net income by $32.8 million for the quarters ended June 30, 2013 and June 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $57.6 million for the second quarter of 2013, compared to a net loss of $12.1 million in the same period of the prior year. Net revenues(2) increased to $199.1 million for the second quarter of 2013, compared to $190.5 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) of $28.6 million for the six months ended June 30, 2013, compared to $46.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $49.2 million and decreasing net income by $6.2 million for the six months ended June 30, 2013 and June 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $77.7 million for the six months ended June 30, 2013, compared to $40.5 million in the same period of the prior year. Net revenues(2) for the six months ended June 30, 2013 was $388.3 million, which is consistent with the same period of the prior year.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP

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Adjusted net income attributable to the partners for the three and six months ended June 30, 2013 declined from the same periods in the prior year, mainly due to the Voyageur Spirit FPSO off-hire discussed elsewhere in this release and the sale and lay-up of older shuttle and conventional tankers during 2012 and 2013 as their related charter contracts expired or terminated. In addition, there is a higher level of maintenance activity in the FPSO fleet during the first six months of 2013. Given the delay in the achieving final acceptance for the Voyageur Spirit FPSO unit, the Partnership has not recorded the revenues associated with its operations in the second quarter; however, $12.5 million has been reimbursed by our sponsor, Teekay Corporation, which is recorded in equity as an adjustment to the purchase price. As a result of the indemnification from Teekay Corporation, there is no net impact on the Partnership’s cash flows relating to the Voyageur Spirit FPSO off-hire.

Adjusted net income is expected to increase during the latter half of 2013 when the Voyageur Spirit reaches final acceptance and the four shuttle tanker newbuildings begin their time-charter contracts in Brazil.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

The Partnership has recast its financial results to include the results of the Voyageur Spirit FPSO unit relating to the period prior to its acquisition by the Partnership from Teekay when it was under common control, which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessel was originally under the control of Teekay. For these purposes, the Voyageur Spirit FPSO was under common control by Teekay from April 13, 2013 to May 2, 2013, when it was sold to the Partnership.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the FPSO segment, the Conventional Tanker segment and the FSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix D for further details).

	Three Months Ended June 30, 2013
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	110,947	65,260	7,879	15,053	199,139
Vessel operating expenses	36,511	40,074	1,619	8,315	86,519
Time-charter hire expense	14,093	—	—	—	14,093
Depreciation and amortization	28,165	17,789	1,568	2,743	50,265
CFVO from consolidated vessels(2)	54,422	17,234	11,810	6,749	90,215
CFVO from equity accounted vessel(3)	—	1,311	—	—	1,311
Total CFVO(2)	54,422	18,545	11,810	6,749	91,526

	Three Months Ended June 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	111,598	56,317	7,765	14,781	190,461
Vessel operating expenses	39,653	28,203	1,556	6,986	76,398
Time-charter hire expense	12,969	—	—	—	12,969
Depreciation and amortization	31,944	12,727	1,715	2,001	48,387
CFVO from consolidated vessels(2)	54,283	22,329	25,192	8,010	109,814

(1)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts and cash flow from vessel operations relating to its discontinued operations and excludes the cash flow from vessel operations relating to the Partnership’s Dropdown Predecessor and adjusting for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(3)	The Partnership’s equity accounted investment for the three months ended June 30, 2013 reflects the Partnership’s 50 percent interest in the Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment in the second quarter of 2013 of $54.4 million was comparable with the $54.3 million generated in the second quarter of 2012. Higher revenues from increased rates on both time-charter and contract of affreightment contracts as well as new contracts were partially offset by the lay-up of the Navion Torinita and the Navion Clipper upon expiration of their time-charter contracts in the second and fourth quarters of 2012, respectively, and the sales of the Navion Fennia and Navion Savonita in the third and fourth quarters of 2012, respectively.

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FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including the equity-accounted vessel, decreased to $18.5 million for the second quarter of 2013 compared to $22.3 million for the same period of the prior year, primarily due to the higher maintenance costs and higher crew wages, partially offset by cash flow from the Itajai FPSO.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $11.8 million in the second quarter of 2013 compared to $25.2 million for the same period of the prior year primarily due to a $14.7 million termination fee received from Teekay Corporation in the second quarter of 2012 for the termination of the time-charter contract for the Hamane Spirit as well as the sale of five conventional tankers during the past twelve months. This was partially offset by a $4.5 million termination fee received in the second quarter of 2013 for the termination of the Gotland Spirit time-charter contract with Teekay Corporation.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment in the second quarter of 2013 decreased to $6.7 million compared from $8.0 million generated in the same period of the prior year primarily due to higher vessel operating expenditures related to an underwater inspection of the Dampier Spirit, as well as an increase in crewing costs in the FSO fleet.

Liquidity and Continuous Offering Program Update

In May 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to maximum aggregate amount of $100 million. Through June 30, 2013, the Partnership sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.7 million (including the Partnership’s general partner’s 2 percent proportionate capital contribution and net of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

As of June 30, 2013, the Partnership had total liquidity of $286.7 million, which consisted of $163.7 million in cash and cash equivalents and $123.0 million in undrawn revolving credit facilities. Including the $200 million revolving credit facility relating to the Varg FPSO completed in July 2013, the Partnership had total liquidity of approximately $487 million as at June 30, 2013.

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Conference Call

The Partnership also plans to host a conference call on Friday, August 9, 2013 at noon (ET) to discuss the results for the second quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-322-8032 or 416-640-3406, if outside North America, and quoting conference ID code 2823263.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting Second Quarter 2013 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, August 16, 2013. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 2823263.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership and owns interests in 36 shuttle tankers (including four chartered-in vessels and two committed newbuildings), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one FSO unit under conversion) and five conventional oil tankers. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE:TK) and Sevan Marine ASA (Oslo Bors:SEVAN).

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six months ended
	June 30, 2013(1)	March 31, 2013	June 30, 2012	June 30, 2013(1)	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	222,412	212,112	224,158	434,524	451,506

OPERATING EXPENSES
Voyage expenses	23,273	22,948	33,697	46,221	63,214
Vessel operating expenses (2)	86,519	77,324	76,398	163,843	153,258
Time-charter hire expense	14,093	14,777	12,969	28,870	26,586
Depreciation and amortization	50,265	44,510	48,387	94,775	96,391
General and administrative (2)	10,417	10,390	8,706	20,807	17,630
Write-down of vessels	—	—	1,048	—	1,048
Restructuring charge(3)	1,395	659	—	2,054	—

Total operating expenses	185,962	170,608	181,205	356,570	358,127

Income from vessel operations	36,450	41,504	42,953	77,954	93,379

OTHER ITEMS
Interest expense	(16,035)	(11,628)	(12,267)	(27,663)	(24,782)
Interest income	1,465	195	138	1,660	350
Realized and unrealized gains (losses) on derivative instruments (4)	33,901	(1,077)	(60,317)	32,824	(44,078)
Equity income	1,598	—	—	1,598	—
Foreign exchange gains (losses)(5)	3,555	(3,638)	888	(83)	(1,872)
Loss on bond repurchase(6)	—	(1,759)	—	(1,759)	—
Other income (expense) – net	260	314	(119)	574	1,278

Total other items	24,744	(17,593)	(71,677)	7,151	(69,104)

Income from continuing operations before income tax (expense) recovery	61,194	23,911	(28,724)	85,105	24,275
Income tax (expense) recovery	(456)	234	1,946	(222)	461

Net income (loss) from continuing operations	60,738	24,145	(26,778)	84,883	24,736
Net (loss) income from discontinued operations(7)	(2,134)	(2,175)	15,149	(4,309)	18,238

Net income (loss)	58,604	21,970	(11,629)	80,574	42,974

Non-controlling interests in net income (loss)	3,274	1,777	499	5,051	2,468
Dropdown Predecessor’s interest in net income (loss) (1)	(2,225)	—	—	(2,225)	—
General Partner’s interest in net income (loss) (8)	3,833	3,073	1,808	6,906	4,863
Limited partners’ interest in net income (loss) (8)	51,909	17,120	(13,936)	69,029	35,643
Weighted-average number of common units - basic	82,726,359	80,105,408	70,626,554	81,423,123	70,626,554
Weighted-average number of common units - diluted	82,742,751	80,106,741	70,626,554	81,432,027	70,626,554

(1)	Results for the Voyageur Spirit FPSO unit for the period beginning in April 13, 2013 prior to its acquisition by the Partnership on May 2, 2013 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor. The amounts included in this release related to the Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the quarter ended June 30, 2013. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for the periods prior to the date the Voyageur Spirit FPSO unit was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2013.
(2)	In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $9.2 million for the three months ended March 31, 2013 and $8.6 million and $17.7 million for the three and six months ended June 30, 2013, respectively, have been presented in vessel operating expenses. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $9.3 million and $19.3 million for the three and six months ended June 30, 2012, respectively.

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(3)	Restructuring charge for the three and six months ended June 30, 2013 relates to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units.
(4)	The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid or received to settle such derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Realized (losses) gains relating to:
Interest rate swaps	(14,956)	(14,623)	(14,338)	(29,579)	(29,345)
Termination of interest rate swap in Dropdown Predecessor	(4,099)	—	—	(4,099)	—
Foreign currency forward contract	(1,646)	353	437	(1,293)	1,635

	(20,701)	(14,270)	(13,901)	(34,971)	(27,710)

Unrealized gains (losses) relating to:
Interest rate swaps	52,947	14,971	(41,842)	67,918	(17,079)
Termination of interest rate swap in Dropdown Predecessor	3,984	—	—	3,984	—
Foreign currency forward contracts	(2,329)	(1,778)	(4,574)	(4,107)	711

	54,602	13,193	(46,416)	67,795	(16,368)

Total realized and unrealized gains (losses) on non-designated derivative instruments	33,901	(1,077)	(60,317)	32,824	(44,078)

(5)	Foreign exchange gain (loss) includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013 of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million unsecured bonds in 2012 maturing in 2017 and NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018. Foreign exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds are also detailed in the table below:

	Three Months Ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Realized gain on partial termination of cross-currency swap	—	6,800	—	6,800	—
Realized foreign exchange loss on partial repurchase of NOK bonds	—	(6,573)	—	(6,573)	—
Realized gains on cross-currency swaps	297	725	696	1,022	1,690
Unrealized losses on cross-currency swaps	(9,307)	(25,502)	(10,776)	(34,809)	(2,897)
Unrealized gains on revaluation of NOK bonds	13,250	25,011	9,414	38,261	383

(6)	Loss on bond repurchase for the three months ended March 31, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s existing NOK 600 million bond issue at a premium.
(7)	Results for six conventional tankers (Hamane Spirit, Torben Spirit, Luzon Spirit, Leyte Sprit, Poul Spirit and Gotland Spirit), which we sold or held for sale during 2012 and 2013, have been included in Net (loss) income from discontinued operations for the three and six months ended June 30, 2013 and June 30, 2012.
(8)	The General Partner’s and Limited Partners’ interest in net income for both the three months and six months ended June 30, 2013 is cumulatively reduced by approximately $1.8 million associated with the accrued dividends for the preferred equity units issued on April 30, 2013.

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	June 30, 2013	March 31, 2013	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	163,744	172,801	206,339
Accounts receivable	176,189	100,715	91,879
Vessels held for sale	6,800	—	13,250
Net investments in direct financing leases—current	5,628	5,387	5,647
Prepaid expenses	30,461	31,348	29,384
Due from affiliates	35,570	163,202	29,682
Current portion of derivative instruments	546	3,119	12,398
Other current assets	—	513	8

Total current assets	418,938	477,085	388,587

Vessels and equipment
At cost, less accumulated depreciation	2,935,389	2,287,334	2,327,337
Advances on newbuilding contracts	82,499	139,628	127,286
Investment in and advances to joint venture	62,880	—	—
Net investments in direct financing leases	24,634	26,135	27,568
Derivative instruments	9,398	34	2,913
Deferred income tax	10,824	9,021	8,948
Other assets	36,008	31,068	28,112
Intangible assets—net	12,952	14,230	15,527
Goodwill—shuttle tanker segment	127,113	127,113	127,113

Total assets	3,720,635	3,111,648	3,053,391

LIABILITIES AND EQUITY
Current
Accounts payable	23,580	12,164	15,220
Accrued liabilities	154,188	73,701	84,349
Due to affiliates	92,123	41,852	47,810
Current portion of long-term debt	288,690	250,414	248,385
Current portion of derivative instruments	89,111	47,874	47,748
Current portion of in-process revenue contracts	12,744	12,744	12,744

Total current liabilities	660,436	438,749	456,256

Long-term debt	1,895,628	1,623,410	1,521,247
Derivative instruments	137,999	213,757	213,731
In-process revenue contracts	95,009	98,151	101,294
Other long-term liabilities	37,072	25,643	26,819

Total liabilities	2,826,144	2,399,710	2,319,347

Redeemable non-controlling interest	28,357	28,383	28,815
Equity
Limited partners—common units (83.7 and 80.1 million units issued and outstanding at June 30, 2013 and December 31, 2012, respectively)	649,814	617,199	640,990
Limited partners—preferred units (6.0 and nil million units issued and outstanding at June 30, 2013 and December 31, 2012, respectively)	144,921	—	—
General Partner	20,475	20,012	20,162
Accumulated other comprehensive loss	—	—	(58)

Partners’ equity	815,210	637,211	661,094

Non-controlling interests	50,924	46,344	44,135

Total equity	866,134	683,555	705,229

Total liabilities and total equity	3,720,635	3,111,648	3,053,391

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six months ended
	June 30, 2013(1)	June 30, 2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	80,574	42,974
Non-cash items:
Unrealized (gain) loss on derivative instruments	(32,927)	19,499
Equity income	(1,598)	—
Depreciation and amortization	96,011	99,614
Write-down and loss on sale of vessels	19,029	3,269
Deferred income tax (recovery) expense	(62)	91
Foreign currency exchange gain and other	(36,098)	(7,543)
Change in non-cash working capital items related to operating activities	6,919	(23,056)
Expenditures for dry docking	(7,656)	(8,619)

Net operating cash flow	124,192	126,229

FINANCING ACTIVITIES
Proceeds from long-term debt	736,725	265,053
Scheduled repayments of long-term debt	(97,215)	(95,032)
Prepayments of long-term debt	(424,152)	(203,273)
Debt issuance costs	(10,126)	(4,362)
Equity contribution from Teekay Corporation to Dropdown Predecessor	5,596	—
Purchase of Voyageur LLC from Teekay Corporation	(252,086)	—
Equity contribution from joint venture partner	1,500	1,000
Proceeds from issuance of common units	65,067	—
Proceeds from issuance of preferred units	150,000	—
Expenses relating to equity offerings	(5,385)	(117)
Cash distributions paid by the Partnership	(90,972)	(76,779)
Cash distributions paid by subsidiaries to non-controlling interests	(280)	(5,657)

Net financing cash flow	78,672	(119,167)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(216,242)	(26,148)
Purchase of equity investment in Itajai joint venture	(52,520)	—
Proceeds from sale of vessels and equipment	20,350	9,485
Direct financing lease payments received	2,953	9,129

Net investing cash flow	(245,459)	(7,534)

Decrease in cash and cash equivalents	(42,595)	(472)
Cash and cash equivalents, beginning of the period	206,339	179,934

Cash and cash equivalents, end of the period	163,744	179,462

(1)	In accordance with GAAP, the Consolidated Statement of Cash Flows for the six months ended June 30, 2013 includes the cash flows relating to the Voyageur Spirit FPSO unit Dropdown Predecessor for the period from April 13, 2013 to May 2, 2013, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership. The amounts included in this release related to the Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the quarter ended June 30, 2013. Any revisions to the preliminary Dropdown Predecessor figures are only expect to impact the accounting for the periods prior to the date the Voyageur Spirit FPSO unit was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2013.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income (loss) attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	58,604	(11,629)	80,574	42,974
Adjustments:
Net income attributable to non-controlling interests	(3,274)	(499)	(5,051)	(2,468)
Net loss attributable to Dropdown Predecessor	2,225	—	2,225	—

Net income (loss) attributable to the partners	57,555	(12,128)	77,748	40,506
Add (subtract) specific items affecting net income (loss):
Foreign exchange (gains) losses(1)	(3,529)	(192)	836	3,560
Unrealized (gains) losses on derivative instruments (2)	(51,803)	46,416	(64,996)	16,368
Components of discontinued operations(3)	3,302	(12,449)	7,749	(12,449)
Write-down of vessel	—	1,048	—	1,048
Realized losses on foreign currency forward contracts(4)	1,863	—	1,863	—
Restructuring charge and other (5)	1,501	(2,410)	2,322	(2,956)
Loss on bond repurchase(6)	—	—	1,759	—
Foreign currency exchange losses resulting from hedging ineffectiveness	—	254	—	234
Non-controlling interests’ share of items above(7)	808	94	1,278	407

Total adjustments	(47,858)	32,761	(49,189)	6,212

Adjusted net income attributable to the partners	9,697	20,633	28,559	46,718

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and repurchase of Norwegian kroner bonds and exclude the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership
(2)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the interest rate swap from Itajai FPSO equity accounted joint venture and excluding amounts relating to the Dropdown Predecessor.
(3)	Related to components of net income (loss) from discontinued operations. The results for the three months ended June 30, 2013 include the termination fee received from Teekay Corporation upon cancellation of the Gotland Spirit time-charter contract, partially offset by the write down to the Gotland Spirit to its estimated fair value in conjunction with the termination of its charter contract and the loss on sale of the Poul Spirit. In addition, the results for the six months ended June 30, 2013 include the termination fee received from Teekay Corporation upon cancellation of the Poul Spirit time-charter contract, partially offset by the write down of Poul Spirit to its estimated fair value in conjunction with the termination of its charter contract. The results for the three and six months ended June 30, 2012 include the termination fee received from Teekay Corporation upon the cancellation of the Hamane Spirit time-charter contract, partially offset by the loss on sale of the Hamane Spirit.
(4)	Reflects the realized losses on foreign currency forward contracts entered into for the expected purchase of the HiLoad DP unit from Remora that is not designated as a hedge for accounting purposes.
(5)	Other items include restructuring charges of $1.4 million and $2.1 million for the three and six months ended June 30, 2013, respectively, relating to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units. Other items for the three and six months ended June 30, 2013 and 2012 include $0.1 million, $0.3 million, $0.2 million and ($0.2) million, respectively, relating to the revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker. In addition, other items include a one-time reversal of an income tax accrual of $2.8 million for the three and six months ended June 30, 2012.
(6)	Loss on bond repurchase for the six months ended June 30, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s existing NOK 600 million bond issue at a premium in January 2013.
(7)	Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interest, net loss in the Dropdown Predecessor, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, certain realized losses on forward contracts, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes, foreign currency and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income (loss) for the quarters ended June 30, 2013 and June 30, 2012, respectively.

	Three Months Ended
	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)
Net income (loss)	58,604	(11,629)
Net loss attributable to Dropdown Predecessor	2,225	—

	60,829	(11,629)
Add (subtract):
Depreciation and amortization	49,169	48,387
Write down of vessel	—	1,048
Non-cash items in discontinued operations(1)	8,179	3,838
Distributions relating to equity financing of newbuilding installments	2,813	1,447
Partnership’s share of equity accounted joint ventures’distributable cash flow before estimated maintenance capital expenditures	814	—
Equity income	(1,598)	—
Distributions relating to preferred units	(1,817)	—
Estimated maintenance capital expenditures(2)	(26,808)	(27,652)
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO(2)	12,505	—
Unrealized (gains) losses on non-designated derivative instruments (3)	(50,618)	46,416
Foreign exchange and other, net	(3,382)	(2,683)

Distributable Cash Flow before Non-Controlling Interests	50,086	59,172
Non-controlling interests’ share of DCF	(7,046)	(4,991)

Distributable Cash Flow	43,040	54,181

(1)	Includes depreciation, write-down and loss on sale of vessels included within discontinued operations.
(2)	Indemnification of the loss of revenues from the Voyageur Spirit FPSO is effectively treated as a reduction to estimated maintenance capital expenditures in the second quarter of 2013, since the indemnification amount received from Teekay Corporation is effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO.
(3)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	133,222	65,260	8,877	15,053	222,412
Voyage expenses	22,275	—	998	—	23,273

Net revenues	110,947	65,260	7,879	15,053	199,139

	Three Months Ended June 30, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	143,748	56,317	9,312	14,781	224,158
Voyage expenses	32,150	—	1,547	—	33,697

Net revenues	111,598	56,317	7,765	14,781	190,461

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended June 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (1)	110,947	65,260	7,879	15,053	199,139
Vessel operating expenses(2)	36,511	40,074	1,619	8,315	86,519
Time-charter hire expense	14,093	—	—	—	14,093
Depreciation and amortization	28,165	17,789	1,568	2,743	50,265
General and administrative(2)	4,911	4,600	97	809	10,417
Restructuring charge	957	—	438	—	1,395

Income from vessel operations	26,310	2,797	4,157	3,186	36,450

	Three Months Ended June 30, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	111,598	56,317	7,765	14,781	190,461
Vessel operating expenses(2)	39,653	28,203	1,556	6,986	76,398
Time-charter hire expense	12,969	—	—	—	12,969
Depreciation and amortization	31,944	12,727	1,715	2,001	48,387
General and administrative(2)	5,397	2,614	243	452	8,706
Write-down of vessel	1,048	—	—	—	1,048

Income from vessel operations	20,587	12,773	4,251	5,342	42,953

(1)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	In order to more closely align the Partnership’s presentation to that of its peers, the cost of ship management services of $8.6 million for the three months ended June 30, 2013 have been presented in vessel operating expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified was $9.3 million for the three months ended June 30, 2012.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write down of vessels and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts and cash flow from vessel operations relating to its discontinued operations and excludes the cash flow from vessel operations relating to the Partnership’s Dropdown Predecessor and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment(1)	Conventional Tanker Segment	FSO Segment	Total
Income from vessel operations (Appendix D)	26,310	2,797	4,157	3,186	36,450
Depreciation and amortization	28,165	17,789	1,568	2,743	50,265
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(53)	271	—	—	218
Amortization of intangible and non-cash portion of revenue contracts	—	(3,122)	—	—	(3,122)
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,304)	(1,304)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,124	2,124
Cash flow from discontinued operations	—	—	6,085	—	6,085
Dropdown Predecessor cash flow from vessel operations	—	(501)	—	—	(501)

Cash flow from vessel operations from consolidated vessels	54,422	17,234	11,810	6,749	90,215

	Three Months Ended June 30, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Income from vessel operations (Appendix D)	20,587	12,773	4,251	5,342	42,953
Depreciation and amortization	31,944	12,727	1,715	2,001	48,387
Unrealized gains from the change in fair value of designated foreign exchange forward contracts	254	—	—	—	254
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts	450	(13)	—	—	437
Amortization of intangible and non-cash portion of revenue contracts	—	(3,158)	—	—	(3,158)
Write-down of vessel	1,048	—	—	—	1,048
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,437)	(1,437)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,104	2,104
Cash flow from discontinued operations	—	—	19,226	—	19,226

Cash flow from vessel operations from consolidated vessels	54,283	22,329	25,192	8,010	109,814

(1)	Cash flow from vessel operations for the FPSO unit segment includes the cash flows generated by the Voyageur Spirit FPSO unit since its acquisition by the Partnership on May 2, 2013. Cash flow for the Voyageur Spirit FPSO unit for the period April 13, 2013 through May 2, 2013 prior to its acquisition by the Partnership when it was under common control by Teekay Corporation, referred to as the Dropdown Predecessor, has been excluded from cash flow from vessel operations.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSEL

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessel

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessels operations from its equity accounted vessel, the Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint venture. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three and Six Months Ended
	June 30, 2013
	(unaudited)
	At	Partnership’s
	100%	50%
Voyage revenues	4,375	2,188
Vessel and other operating expenses	1,736	868
Depreciation and amortization	802	401
General and administrative	18	9

Income from vessel operations of equity accounted vessel	1,819	910

Interest expense	(887)	(443)
Unrealized gains on derivative instruments	2,371	1,185
Foreign currency exchange gain	(38)	(19)

Total other items	1,446	723

Net income / equity income of equity accounted vessel before income tax expense	3,265	1,633
Income tax expense	69	35

Net income / equity income of equity accounted vessel	3,196	1,598

Income from vessel operations	1,819	910
Depreciation and amortization	802	401

Cash flow from vessel operations from equity accounted vessel	2,621	1,311

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the expected contribution of recent acquisitions, vessel deliveries and new contracts to cash flow growth; the timing of the Voyageur Spirit achieving final acceptance and commencing full operations under the E.ON contract; the timing of the Lambada Spirit shuttle tanker commencing its contract with BG; the timing of the HiLoad DP unit commencing its 10-year time-charter contract with Petroleo Brasileiro SA; the potential for the Partnership to acquire future HiLoad projects developed by Remora, including development of the next generation HiLoad DP units with BG Brasil; the timing of and cost of converting the Navion Clipper into an FSO unit and the timing of the commencement of its 10-year charter contract with Salamander; the timing of and cost of converting the Randgrid into an FSO unit and the timing of the commencement of the commencement of its 3-year charter contract with Statoil; the potential for Teekay Corporation to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven, the Hummingbird Spirit and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; the timing of delivery of vessels under construction or conversion; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay Corporation or directly from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; the inability of the Voyageur Spirit FPSO to complete the repair of its compressors, achieve full production and receive final acceptance by E.ON during August 2013; the potential for the loss of revenue under the charter with E.ON from the date of acquisition until final acceptance exceeds Teekay Corporation’s maximum indemnification of $54 million; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; potential delays to the commencement of the BG shuttle tanker time-charters; failure of Teekay Corporation to offer to the Partnership additional vessels; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; the inability of Remora to develop future HiLoad DP units; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; delays in vessel deliveries or conversions; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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